Exhibit 23.4
CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in this Registration Statement on Form S-8 of Breitburn Energy Partners LP of our report dated July 10, 2013 relating to the statements of revenues and direct operating expenses of certain oil and gas producing properties and the related gathering and processing assets located in the Postle and Northeast Hardesty fields in Texas County, Oklahoma of Whiting Oil and Gas Corporation, a wholly-owned subsidiary of Whiting Petroleum Corporation, for each of the three years in the period ended December 31, 2012 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statements), appearing in the Current Report on Form 8-K/A of Breitburn Energy Partners LP dated August 29, 2013.
/s/ DELOITTE & TOUCHE LLP
Denver, Colorado
July 2, 2015